                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Ludlum     Peter     Brian
   (Last)    (First)   (Middle)

             27727 Killarney
                (Street)
Mission Viejo   California    92692
  (City)          (State)     (Zip)

2. Issuer Name and Ticker or Trading Symbol
   Pacific Biometrics, Inc. (PBMI)


3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Statement for Month/Year
                 March 1998


5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   / / Director                            / / 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

   Vice President Finance and Chief Financial Officer



7. Individual or Joint/Group Filing (Check Applicable Line)
   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person


                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock                   3/24/98      P                 6,200      A   $3.2198      67,074            D

Common Stock                   3/26/98      P                 2,900      A   $3.4375      67,074            D






Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
Option to Purchase:
Common Stock                              $3.4375       9/18/97      A                7,500                   9/18/98(1)   9/18/02





                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
Option to Purchase:
Common Stock                  Common Stock                7,500                        57,500         D





Explanation of Responses:

  (1) Vesting ratably 25% each year on the anniversary of the date of the grant through 9/18/01.

        /s/ Peter B. Ludlum                       April 9, 1998
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.